

Mail Stop 3720

March 19, 2008

<u>Via U.S. Mail</u>

Mr. John E. Maguire
Chief Financial Officer
CanWest MediaWorks Inc.
31ˢᵗ Floor, CanWest Global Place
201 Postage Ave.,
Winnipeg, Manitoba
Canada R3B 3L7

> **RE:** **CanWest MediaWorks Inc.**
> **Form 20-F for the fiscal year ended August 31, 2007**
> **Filed December 19, 2007**
> **File No. 333-13878**

Dear Mr. Maguire:

We have reviewed your supplemental response letter dated March 7, 2008 as well as your filing and have the following comment. As noted in our comment letter dated February 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   Regarding your response to comment 4, please provide us your analysis supporting your apparent conclusion that the CAN $6.6 million adjustment is not material to your 2005 and previous years' US GAAP financial statements.

*   *   *   *

Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director